Exhibit 4.2

ASSUMPTION AGREEMENT

This Assumption Agreement (this “Assumption Agreement”) is entered into as of September 19, 2008, by and among Jazz Technologies, Inc. (previously named Acquicor Technology Inc.), a Delaware corporation (the “Company”), Tower Semiconductor Ltd., an Israel company (“Parent”), and Continental Stock Transfer & Trust Company, a New York corporation (the “Warrant Agent”).

WHEREAS, the Company and the Warrant Agent are parties to that certain Warrant Agreement dated as of March 15, 2006 (as clarified by that certain Warrant Clarification Agreement dated as of November 9, 2006, the “Warrant Agreement”; capitalized terms used but not otherwise defined herein shall have the meanings given to such terms in the Warrant Agreement);

WHEREAS, Parent, Armstrong Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and the Company are parties to that certain Agreement and Plan of Merger and Reorganization dated as of May 19, 2008 (the “Merger Agreement”), pursuant to which, subject to the terms and conditions set forth therein, Merger Sub has agreed to merge with and into the Company, with the Company being the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”);

WHEREAS, pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), by virtue of the Merger and without any further action on the part of Parent, Merger Sub, the Company or any stockholder of the Company, each share of Common Stock outstanding immediately prior to the Effective Time shall be converted into the right to receive 1.8 ordinary shares, par value NIS 1.00 per share, of Parent (“Parent Ordinary Shares”); and

WHEREAS, pursuant to Section 4.4 of the Warrant Agreement and Section 4.9(b) of the Merger Agreement, upon the Effective Time, each outstanding Warrant will be assumed by Parent and will continue to have, and be subject to, the same terms and conditions of such Warrant immediately prior to the Effective Time, except that, in accordance with Section 4.4 of the Warrant Agreement, (i) each Warrant will be exercisable for that number of Parent Ordinary Shares equal to the product of the number of shares of Common Stock that were issuable upon exercise of such Warrant immediately prior to the Effective Time multiplied by 1.8, and (ii) the per share exercise price for the Parent Ordinary Shares issuable upon exercise of such assumed Warrant will be equal to the quotient determined by dividing the exercise price per share of Common Stock at which such Warrant was exercisable immediately prior to the Effective Time by 1.8.

NOW, THEREFORE, in consideration of the foregoing and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company, Parent and the Warrant Agent hereby agree as follows:

1. Assignment and Assumption.

(a) Upon the Effective Time, the Company hereby assigns, and Parent hereby assumes, the rights and obligations of the Company under the Warrant Agreement and the Warrants, including the obligation to issue Parent Ordinary Shares upon the exercise of the Warrants, and Parent hereby agrees to faithfully perform, satisfy and discharge when due, the liabilities and obligations of the Company under the Warrant Agreement and the Warrants.

(b) Parent acknowledges and agrees that subject to the terms of the Warrant Agreement, the Warrants and this Assumption Agreement, the Warrant Agreement and the Warrants shall continue in full force and effect and that all of the Company’s obligations thereunder shall be valid and enforceable as against Parent upon consummation of the Merger and shall not be impaired or limited by the execution or effectiveness of this Assumption Agreement. Parent represents that it has taken all corporate action necessary to reserve for issuance a sufficient number of Parent Ordinary Shares for delivery upon exercise of assumed Warrants on the terms set forth herein and in the Merger Agreement.

(c) This Assumption Agreement is being executed and delivered pursuant and subject to the Warrant Agreement. Nothing in this Assumption Agreement shall, or shall be deemed to, defeat, limit, alter, impair, enhance or enlarge any right, obligation, claim or remedy created by the Warrant Agreement or any other document or instrument delivered pursuant to or in connection with it.

2. Miscellaneous.

(a)   Governing Law. The validity, interpretation, and performance of this Assumption Agreement and of the Warrants shall be governed in all respects by the laws of the State of New York, without giving effect to conflicts of law principles that would result in the application of the substantive laws of another jurisdiction. Parent hereby agrees that any action, proceeding or claim against it arising out of or relating in any way to this Assumption Agreement shall be brought and enforced in the courts of the State of New York or the United States District Court for the Southern District of New York, and irrevocably submits to such jurisdiction, which jurisdiction shall be exclusive. Parent hereby waives any objection to such exclusive jurisdiction and that such courts represent an inconvenient forum. Any such process or summons to be served upon Parent may be served by transmitting a copy thereof by registered or certified mail, return receipt requested, postage prepaid, addressed to it at the address set forth below:

Tower Semiconductor Ltd.
Ramat Gavriel Industrial Area
P.O. Box 619
Migdal Haemek Israel 23105
Attention: Chief Financial Officer
Facsimile: + 972-(4)-604-7242

with copies (which shall not constitute notice) to:

Yigal Arnon & Co.
1 Azrieli Center
Tel-Aviv 67021
Israel
Attn: David Schapiro
Facsimile: +972-(3)-608-7714

and

O’Melveny & Myers llp
275 Battery Street, Suite 2600
San Francisco, CA 94111
Attn: Michael S. Dorf
Facsimile: +1-(415)-984-8701

Such mailing shall be deemed personal service and shall be legal and binding upon Parent in any action, proceeding or claim. The foregoing shall also constitute the filing of a new address by the Company to the Warrant Agent pursuant to Section 9.2 of the Warrant Agreement.

(b)   Binding Effect. This Assumption Agreement shall be binding upon and inure to the benefit of the parties hereto and to their respective heirs, legal representatives, successors and assigns.

(c)   Entire Agreement. This Assumption Agreement sets forth the entire agreement and understanding between the parties as to the subject matter thereof and merges and supersedes all prior discussions, agreements and understandings of any and every nature among them. Except as set forth in this Assumption Agreement, provisions of the Warrant Agreement which are not inconsistent with this Assumption Agreement shall remain in full force and effect. This Assumption Agreement may be executed in counterparts.

(d)   Severability. This Assumption Agreement shall be deemed severable, and the invalidity or unenforceability of any term or provision hereof shall not affect the validity or enforceability of this Assumption Agreement or of any other term or provision hereof. Furthermore, in lieu of any such invalid or unenforceable term or provision, the parties hereto intend that there shall be added as part of this Assumption Agreement a provision as similar in terms to such invalid or unenforceable provision as may be possible and be valid and enforceable.

IN WITNESS WHEREOF, the parties hereto have executed this Assumption Agreement as of the date first written above.

Jazz Technologies, Inc.

By:	/s/Gilbert Amelio
Name:	Gilbert Amelio
Title:	Chairman and Chief Executive Officer

Tower Semiconductor Ltd.

By:	/s/Russell Ellwanger
Name:	Russell Ellwanger
Title:	Chief Executive Officer

Continental Stock Transfer & Trust Company

By:	/s/ Mark B. Zimkind
Name:	Mark B. Zimkind
Title:	Vice President